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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Gulf Island Fabrication, Inc.

(Name of Issuer)

Common Stock, no par value per share

(Title of Class of Securities)

402307 10 2

(CUSIP Number)

Alden J. Laborde

400 Poydras Street, Suite 1560

New Orleans, Louisiana 70130

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

October 14, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. [402307 10 2]

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Alden J. Laborde
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions)
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 9,300 8. Shared Voting Power 1,119,700 9. Sole Dispositive Power 9,300 10. Shared Dispositive Power 1,119,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,129,000
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 9.19%
14.	Type of Reporting Person (See Instructions)

CUSIP No. [402307 10 2]

1.	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Starboard Enterprises, L.L.C. 01-0555178
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) (b)
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)
6.	Citizenship or Place of Organization Louisiana

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power 0 8. Shared Voting Power 924,700 9. Sole Dispositive Power 0 10. Shared Dispositive Power 924,700

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 924,700
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
13.	Percent of Class Represented by Amount in Row (11) 7.5%
14.	Type of Reporting Person (See Instructions) 00

The purpose of this amendment is to reflect in Item 5

(1) recent sales of shares of Common Stock, of which Alden J. Laborde is a beneficial owner, representing more than 1% of the outstanding shares of Common Stock of the Issuer, by Almar Foundation, a charitable Louisiana trust, pursuant to a Rule 10b5-1 Plan; and

(2) recent sales of shares of Common Stock by certain Members and their family members.

Item 5. Interest in Securities of the Issuer.

The amended Item 5 shall read as follows:

(a), (b), and (d) As of the date hereof, Alden J. Laborde is the beneficial owner of 1,129,000 shares of Common Stock, which is approximately 9.32% of the outstanding shares of Common Stock. Alden J. Laborde has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 9,300 of such shares and shares the power to vote or to direct the vote and shares the power to dispose or to direct the disposition of 1,119,700 of such shares. Of such 1,119,700 shares as to which Alden J. Laborde shares voting and investment power, 924,700 are held directly by the LLC, 20,000 are held directly by All Aboard and 175,000 are held directly by the Almar Foundation, a charitable Louisiana trust. Alden J. Laborde shares voting and investment power with the other Members of the LLC over the 924,700 shares of Common Stock held by the LLC, which is approximately 7.55% of the outstanding shares of Common Stock, he shares voting and investment power with the other directors of All Aboard over the 20,000 shares of Common Stock held by All Aboard and he shares voting and investment power with the other trustees of the Almar Foundation over the 175,000 shares of Common Stock held by the Almar Foundation, which is approximately 1.42% of the outstanding shares of Common Stock. Each Member of the LLC is also a trustee of the Almar Foundation. The LLC, All Aboard and the Almar Foundation have the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, the shares of Common Stock held directly by them, respectively.

The answer to Item 2 of this Schedule 13D is incorporated by reference in partial response to this Item 5(a), (b), and (d).

Set forth below with respect to each of the Members other than Alden J. Laborde is such person’s name, the total number of shares of Common Stock beneficially owned by such Member as of the date hereof, the number of such shares as to which such Member has sole voting and dispositive power, and the number of such shares as to which such Member has shared voting and dispositive power. Each such Member beneficially owns less than 5% of the outstanding shares of Common Stock. For purposes of the response to this Item 5(a), (b), and (d), beneficial ownership is determined in accordance with Rule 13d-3 of the Securities and Exchange Commission based on information furnished by each such Member.

Name	Total Number of Shares of Common Stock Beneficially Owned	Number of Shares of Common Stock Beneficially Owned with Sole Voting and Dispositive Power	Number of Shares of Common Stock Beneficially Owned with Shared Voting and Dispositive Power(1)
Margaret Bienvenu Laborde	0	0	0
Susan Laborde Couvillon	59,800	24,900	34,900	(2)
James Monroe Laborde	21,905	15,705	6,200	(3)
John P. Laborde	20,100	20,100	0
Stephanie B. Laborde	27,835	27,635	200	(4)
Jane Laborde Roussel	153,254	25,500	127,754	(5)

(1)	See notes (2) through (5) below. Each person identified in notes (2) through (5) below as holding shares of Common Stock has the right to receive and the power to direct the receipt of dividends from, and the proceeds from the sale of, such shares of Common Stock held by such person, respectively.
(2)	12,200 of such shares are held directly by Susan Laborde Couvillon’s husband and 22,700 of such shares are held directly by her son.
(3)	Such shares are held directly by James Monroe Laborde’s wife.
(4)	Of such shares, 80 shares are held by Stephanie B. Laborde’s husband, as sole trustee of a trust for the benefit of two nieces and two nephews and 120 are held directly by a corporation, all the shares of which are owned by Stephanie B. Laborde’s husband.
(5)	Of such shares, 2,500 are held directly by Jane Laborde Roussel’s husband, 33,600 are held directly by Jane Laborde Roussel’s son, 28,500 are held directly by a daughter of Jane Laborde Roussel, 23,500 are held directly by a second daughter of Jane Laborde Roussel and 39,654 are held directly by a third daughter of Jane Laborde Roussel.

(c) No Reporting Person or Member has engaged in any transactions involving Common Stock during the past sixty days not previously reported on this Schedule 13G, except the following:

(1)	Sales of 200,000 shares by the Almar Foundation in the open market pursuant to a Rule 10b5-1 Plan on the following dates at the following prices:

•	17,500 shares on September 22, 2005, at $27.2292 per share;

•	20,000 shares on September 27, 2005, at $28.0375 per share;

•	37,500 shares on September 28, 2005, at $28.6468 per share;

•	20,000 shares on October 3, 2005, at $30.00 per share;

•	25,000 shares on October 11, 2005, at $26.9852 per share;

•	25,000 shares on October 13, 2005, at $25.3885 per share;

•	15,000 shares on October 14, 2005 at $25.9848 per share;

•	15,000 shares on October 17, 2005 at $26.1155 per share; and

•	25,000 shares on October 27, 2005 at $27.4054.

(2)	Sales by Members of the LLC or by family members who share a Member’s household:

Sales by Susan Laborde Couvillon and family members:

•	1,000 shares on August 31, 2005 at $26 per share;

•	1,000 shares on September 7, 2005 at $27 per share;

•	1,000 shares on September 26, 2005 at $28 per share;

•	1,000 shares on September 28, 2005 at $29 per share; and

•	1,000 shares on October 3, 2005 at $30 per share.

Sales by Stephanie B. Laborde

•	1,000 shares on September 26, 2005 at $28 per share; and

•	2,000 shares on October 3, 2005 at $29.50 per share.

Sales by Jane Laborde Roussel and family members:

•	4,890 shares on September 28, 2005 at $28.59 per share;

•	240 shares on September 28, 2005 at $28.57 per share;

•	454 shares on September 19, 2005 at $26.68 per share;

•	3,000 shares on September 29, 2005 at $28.59 per share;

•	354 shares on September 23, 2005 at $26.24 per share;

•	4,400 shares on September 28, 2005 at $28.59 per share;

•	4,154 shares on September 28, 2005 at $28.59 per share; and

•	3,000 shares on September 28, 2005 at $28.59 per share.

(e) Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct as of November 11, 2005.

November 11, 2005	November 11, 2005
Date	Date

ALDEN J. LABORDE	STARBOARD ENTERPRISES, L.L.C.

/s/ Alden J. Laborde Signature	By:	/s/ Alden J. Laborde
Signature

Alden J. Laborde Name/Title		Alden J. Laborde, President
Name/Title